Carter Ledyard & Milburn llp

Counselors at Law

Guy P. Lander Partner ● Direct Dial: 212-238-8619 E-mail: lander@clm.com	2 Wall Street New York, NY 10005-2072 ● Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

March 1, 2021

By Email

Ms. Julia Griffith

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	CENAQ Energy Corp. Draft Registration Statement on Form S-1

Submitted January 26, 2021

CIK No. 0001841425

Dear Ms. Griffith:

Set forth below are the responses of CENAQ Energy Corp. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Draft Registration Statement on Form S-1 that was submitted on January 26, 2021. Concurrently with this letter, the Company is submitting the Registration Statement on Form S-1.

We have repeated the Staff’s comment in italics and set forth our response in plain type below the comment.

Cover Page

1. Please plainly state, if true, that you may seek shareholder approval to extend the 24 month time period during which you may consummate a business combination. In this regard we note your statement regarding modifying "the substance or timing of [y]our obligation to redeem 100% of [y]our public shares if [you] do not complete [y]our initial business combination within 24 months from the closing of this offering."

Pursuant also to the phone conversation, we respectfully request that the Staff reconsider this comment.  First, the context of the cover page is disclosure concerning the trust account and a list of circumstances that might trigger the release of funds from the trust account, which is appropriate for the cover page.  Second, we have disclosed elsewhere in a Risk Factor that the Company may seek to amend its amended and restated certificate of incorporation to complete the initial business combination and there is a second Risk Factor discussing the mechanics of obtaining approval for that kind of amendment. We think a Risk Factor is a more appropriate place for this kind of disclosure. However, in response to the Staff’s comment, we are adding to the first Risk Factor additional language which explicitly states that the amendment may include an extension of the 24 month time period.

Letter to SEC	Page 2

We also note that other prospectuses similarly list the circumstances that might trigger a release of funds from the trust account and do not have that kind of statement on their cover page.  See, for example, East Resources Acquisition Corp. and Gores Holdings VII, Inc.  For these reasons, we think the current disclosure with the addition to the risk factor is sufficient.

Redemption rights for public stockholders upon completion of our initial business combination,

2. Please clarify here whether shareholders will be allowed to redeem their shares regardless of whether they abstain, vote for or against the proposed transaction, or whether they must vote against it in order to redeem their shares.

We have added the requested clarification in response to the Staff’s comment. Each public stockholder may elect to redeem its public shares without voting and if they do vote, irrespective of whether they abstain, vote for or against the proposed transaction.

Please feel free to contact me at 212-238-8619 or Guy Ben Ami at 212-238-8658 if you have questions regarding the responses or the accompanying amendment.

Very truly yours,

/s/ Guy P. Lander
Guy P. Lander